SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 27, 2007

SMURFIT KAPPA FUNDING PLC
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Smurfit Kappa Funding plc

Quarterly Information Package

Quarter Ended June 30, 2007

Smurfit Kappa Funding plc

Group Income Statement

	3 Months to June 30, 2007			3 Months to June 30, 2006
	Pre Exceptional 2007	Exceptional 2007	Total 2007	Pre- Exceptional 2006	Exceptional 2006	Total 2006
	€’000	€’000	€’000	€’000	€’000	€’000
Continuing operations
Revenue	1,831,034	—	1,831,034	1,754,467	—	1,754,467
Cost of sales	(1,302,037)	(4,662)	(1,306,699)	(1,263,376)	—	(1,263,376)
Gross profit	528,997	(4,662)	524,335	491,091	—	491,091
Distribution costs	(149,048)	—	(149,048)	(152,983)	—	(152,983)
Administrative expenses	(228,778)	—	(228,778)	(219,736)	—	(219,736)
Other operating income	7,915	5,141	13,056	(508)	909	401
Other operating expenses	—	(25,429)	(25,429)	—	(44,764)	(44,764)
Operating profit	159,086	(24,950)	134,136	117,864	(43,855)	74,009
Finance costs	(117,025)	(27,007)	(144,032)	(171,513)	—	(171,513)
Finance income	46,398	—	46,398	100,297	—	100,297
Share of associates’ profit (after tax)	5,485	—	5,485	2,262	—	2,262
Profit/(loss) before income tax	93,944	(51,957)	41,987	48,910	(43,855)	5,055
Income tax expense			(8,093)			(3,212)
Profit for the financial period			€33,894			€1,843
Attributable to:
Equity holders of the Company			30,386			170
Minority interest			3,508			1,673
Profit for the financial period			€33,894			€1,843

Smurfit Kappa Funding plc

Group Income Statement

	6 Months to June 30, 2007			6 Months to June 30, 2006
	Pre- Exceptional 2007	Exceptional 2007	Total 2007	Pre- Exceptional 2006	Exceptional 2006	Total 2006
	€’000	€’000	€’000	€’000	€’000	€’000
Continuing operations
Revenue	3,624,739	—	3,624,739	3,485,502	—	3,485,502
Cost of sales	(2,594,528)	(4,662)	(2,599,190)	(2,518,957)	—	(2,518,957)
Gross profit	1,030,211	(4,662)	1,025,549	966,545	—	966,545
Distribution costs	(298,241)	—	(298,241)	(309,191)	—	(309,191)
Administrative expenses	(468,218)	—	(468,218)	(462,804)	—	(462,804)
Other operating income	36,236	5,870	42,106	—	3,266	3,266
Other operating expenses	—	(36,569)	(36,569)	—	(86,032)	(86,032)
Operating profit	299,988	(35,361)	264,627	194,550	(82,766)	111,784
Finance costs	(241,293)	(86,969)	(328,262)	(282,791)	—	(282,791)
Finance income	86,202	—	86,202	144,180	—	144,180
Share of associates’ profit (after tax)	6,239	—	6,239	2,846	—	2,846
Profit/(loss) before income tax	151,136	(122,330)	28,806	58,785	(82,766)	(23,981)
Income tax expense			(32,329)			(8,515)
(Loss) for the financial period			€(3,523)			€(32,496)
Attributable to:
Equity holders of the Company			(10,760)			(37,301)
Minority interest			7,237			4,805
(Loss) for the financial period			€(3,523)			€(32,496)

Smurfit Kappa Funding plc

Segmental Analyses — Second quarter

Revenue and Results

	3 Months to June 30, 2007			3 months to June 30, 2006
	Packaging	Specialties	Total	Packaging	Specialties	Total
	€’000	€’000	€’000	€’000	€’000	€’000
Group and third party revenue	2,313,717	336,839	2,650,556	2,241,549	338,334	2,579,883
Inter-segment revenue	(728,974)	(90,548)	(819,522)	(738,377)	(87,039)	(825,416)
Third party revenue (external)	€1,584,743	€246,291	€1,831,034	€1,503,172	€251,295	€1,754,467
Segment results-pre exceptionals	151,677	16,394	168,071	107,646	15,826	123,472
Exceptional items	(16,302)	(7,362)	(23,664)	(42,700)	(1,062)	(43,762)
Segment results-post exceptionals	135,375	9,032	144,407	64,946	14,764	79,710
Unallocated centre costs-pre exceptionals			(8,985)			(5,608)
Group centre exceptional items			(1,286)			(93)
Operating profit			134,136			74,009
Share of associates’ profit/(loss) (after tax)	6,156	(671)	5,485	2,448	(186)	2,262
Finance costs			(144,032)			(171,513)
Finance income			46,398			100,297
Profit before income tax			€41,987			€5,055

Segmental Analyses — Year to date

Revenue and Results

	6 Months to June 30, 2007			6 months to June 30, 2006
	Packaging	Specialties	Total	Packaging	Specialties	Total
	€’000	€’000	€’000	€’000	€’000	€’000
Group and third party revenue	4,635,809	643,039	5,278,848	4,461,938	646,450	5,108,388
Inter-segment revenue	(1,481,945)	(172,164)	(1,654,109)	(1,458,485)	(164,401)	(1,622,886)
Third party revenue (external)	€3,153,864	€470,875	€3,624,739	€3,003,453	€482,049	€3,485,502
Segment results-pre exceptionals	301,867	23,805	325,672	183,205	25,828	209,033
Exceptional items	(18,172)	(7,284)	(25,456)	(81,611)	(1,062)	(82,673)
Segment results-post exceptionals	283,695	16,521	300,216	101,594	24,766	126,360
Unallocated centre costs-pre exceptionals			(25,684)			(14,483)
Group centre exceptional items			(9,905)			(93)
Operating profit			264,627			111,784
Share of associates’ profit/(loss) (after tax)	7,568	(1,329)	6,239	3,409	(563)	2,846
Finance costs			(328,262)			(282,791)
Finance income			86,202			144,180
Profit/(loss) before income tax			€28,806			€(23,981)

Smurfit Kappa Funding plc

Group Balance Sheet

	June 30, 2007	December 31, 2006
	€’000	€’000
Non-current assets
Property, plant and equipment	3,337,455	3,381,981
Goodwill and intangible assets	2,447,983	2,485,114
Biological assets	79,608	68,042
Investment in associates	76,463	76,669
Available for sale financial assets	43,329	44,412
Trade and other receivables	5,512	14,261
Amounts due from parents	3,349	3,597
Derivative financial instruments	10,545	10,668
Deferred income tax assets	270,851	302,215
	6,275,095	6,386,959
Current assets
Inventories	694,543	630,168
Biological assets	7,083	7,856
Trade and other receivables	1,535,997	1,338,829
Derivative financial instruments	28,054	16,819
Restricted cash	15,385	10,317
Cash and cash equivalents	261,305	359,927
	2,542,367	2,363,916
Assets held for sale	5,000	5,000
	2,547,367	2,368,916
Total assets	€8,822,462	€8,755,875
Equity
Equity share capital	40	40
Capital reserves	2,493,913	1,569,543
Retained earnings	(496,540)	(575,697)
Total shareholders equity	1,997,413	993,886
Minority interest	146,214	136,343
Total equity	2,143,627	1,130,229
Non-current liabilities
Interest-bearing loans and borrowings	3,729,973	4,598,329
Deferred income	1,120	—
Employee benefits	447,386	584,594
Deferred income tax liabilities	535,293	543,845
Non current taxes payable	3,027	29,477
Provisions for liabilities and charges	79,294	92,204
Government grants	12,877	13,869
	4,808,970	5,862,318
Current liabilities
Interest-bearing loans and borrowings	152,629	160,661
Trade payables and other payables	1,474,892	1,356,469
Current income tax liabilities	54,499	14,135
Derivative financial instruments	119,704	127,167
Provisions for liabilities and charges	68,141	104,896
	1,869,865	1,763,328
Total liabilities	6,678,835	7,625,646
Total equity and liabilities	€8,822,462	€8,755,875

Smurfit Kappa Funding plc

Group Statement of Recognized Income and Expense

	6 months to	6 months to
	June 30, 2007	June 30, 2006
	€’000	€’000
Items of income and expense recognized directly within equity:
Foreign currency translation adjustments on foreign operations	(4,453)	(113,347)
Net change in fair value of available for sale financial assets	610	6
Net movement to cash flow reserve	5,573	24,127
Actuarial gain/(loss) on defined benefit plans	120,134	(23,860)
Income tax on income and expense recognized directly within equity	(30,206)	801
(Loss) for the financial year	(3,523)	(32,496)
Total recognized income and expense for the financial year	88,135	(144,769)
Attributable to:
Equity holders of the company	72,976	(140,370)
Minority interest	15,159	(4,399)
	€88,135	€(144,769)

Smurfit Kappa Funding plc

1. GENERAL INFORMATION

Smurfit Kappa Funding plc (“SK Funding”) was incorporated on June 12, 2002. On October 2, 2002, Smurfit Kappa Acquisitions (“SK Acquisitions”), a wholly owned subsidiary of SK Funding acquired all of the ordinary shares of Jefferson Smurfit Group plc in a take private transaction. Prior to this acquisition, SK Funding had no operations.

On March 14, 2007, Smurfit Kappa Group plc (“SKG plc”) (the ultimate parent of SK Funding) completed an initial public offering, with the placing to institutional investors of 78,787,879 new ordinary shares in SKG plc (the “Ordinary Shares”), a company formed in January 2007 as the ultimate holding company for the Group. This offering, together with the issue of an additional 11,818,181 Ordinary Shares, generated gross proceeds of €1,495 million, which were used to repay certain debt obligations as set out in Note 6 and to prepay the shareholder PIK note issued in connection with the merger. Trading in the shares on the Irish Stock Exchange and on the London Stock Exchange commenced on March 20, 2007. The additional shares were issued on admission by Deutsche Bank acting as stabilizing manager under an over-allocation option representing shares up to a maximum of 15% of the total number of shares comprised in the initial public offering.

2. BASIS OF PREPARATION

The Group will prepare consolidated financial statements for the year ended December 31, 2007 and subsequent years in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU, International Financial Interpretations Committee (“IFRIC”) interpretations adopted by the EU, and with those parts of the Companies Acts applicable to companies reporting under IFRS.

The Group’s consolidated quarter and half year financial information has been prepared in accordance with the accounting policies that the Group expects to adopt for the 2007 year end.  These accounting policies are consistent with the policies of SKG plc and were published in SKG plc’s prospectus dated March 13, 2007, which is available on its website www.smurfitkappa.com.

The consolidated financial information as of and for the quarter to June 30, 2007 is unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial information. The financial information does not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group financial statements would have to comply with all of the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2006 will be filed with the Irish Registrar of Companies in due course.

3. USE OF ESTIMATES

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The key estimates and assumptions that have a significant impact on the financial statements are as follows:

•                  estimation of recoverable amount of goodwill

•                  estimates in relation to income taxes

•                  fair value of derivatives and other financial instruments

•                  measurement of defined benefit obligations.

•                  provisions

•                  share-based payments

•                  estimation of useful lives for fixed assets

4. EMPLOYEE POST RETIREMENT SCHEMES — DEFINED BENEFIT COST

The table below sets out the components of the defined benefit expense for the period:

	3 Months to	3 Months to	6 Months to	6 Months to
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	€’000	€’000	€’000	€’000
Current service cost	13,318	13,059	26,451	28,940
Past service cost	185	(145)	185	—
(Gain) on settlements and curtailments	(2,807)	(3,390)	(2,779)	(3,390)
Actuarial gains and losses arising on long-term employee benefits other than defined benefit schemes	2	431	(26)	429
	10,698	9,955	23,831	25,979

Expected return on scheme assets	(21,901)	(20,013)	(44,020)	(40,274)
Interest cost on scheme liabilities	24,230	22,479	48,673	45,723
Other financial expense	2,329	2,466	4,653	5,449
Defined benefit expense	€13,027	€12,421	€28,484	€31,428

The disclosures above reflect the requirements of IFRS 19 — Employee Benefits. Included in cost of sales and net operating expenses is a total defined benefit expense of €10,698,000 and €23,831,000 for the second quarter and first half respectively (2006: €9,955,000 and €25,979,000 respectively). Expected Return on Scheme Assets is included in Finance Income and Interest Cost on Scheme Liabilities is included in Finance Expense in the Group Income Statement.

5. ANALYSIS OF NET DEBT

	June 30, 2007	December 31, 2006
	€’000	€’000
Senior credit facility:
Revolving credit facility (1) — interest at relevant interbank rate + 2%	(6,238)	(6,982)
Restructuring facility (2) — interest at relevant interbank rate + 2% until conversion to Term loan	103,200	103,200
Tranche A Term loan (3a) — interest at relevant interbank rate + 2%	442,822	442,492
Tranche B Term loan (3b) — interest at relevant interbank rate + 2.25% Eur & 2.125% Usd	1,143,221	1,142,998
Tranche C Term loan (3c) — interest at relevant interbank rate + 2.75% Eur & 2.750% Usd	1,142,561	1,142,547
Yankee bonds (including accrued interest) (4)	216,514	219,764
Bank loans and overdrafts/(cash)	(186,354)	(246,715)
2011 Receivables securitization floating rate notes (including accrued interest) (5)	205,130	204,656
	3,060,856	3,001,960
2012 Bonds (including accrued interest) (6)	87,071	922,218
2015 Cash pay subordinated notes (including accrued interest) (7)	364,957	368,299
Net debt before finance leases	3,512,884	4,292,477
Finance leases	86,790	91,281
Net debt including leases - Smurfit Kappa Funding plc	3,599,674	4,383,758
Balance of revolving credit facility reclassified to debtors	6,238	6,982
Deferred debt issuance costs other	—	(1,994)
Net debt after reclassification - Smurfit Kappa Funding plc	€3,605,912	€4,388,746

(1)             Revolving credit facility of €600 million (available under the senior credit facility) to be repaid in full in 2012.
(Revolver Loans = €0 million, Drawn under Ancillary Facilities and Facilities supported by Letters of Credit = €4.25 million).

(2)             Restructuring credit facility of €275 million (available under the senior credit facility).

(3a)       Term loan A due to be repaid in certain installments up to 2012.

(3b)      Term loan B due to be repaid in full in 2013.

(3c)       Term loan C due to be repaid in full in 2014.

(4)             7.50% senior debentures due 2025 of $292.3 million.

(5)             Receivables securitization floating rate notes mature September 2011.

(6)             10.125% senior notes due 2012 of €33 million and 9.625% senior notes due 2012 of $72 million.

(7)             €217.5 million 7.75% senior subordinated notes due 2015 and $200.0 million of 7.75% senior subordinated notes due 2015.

6. REFINANCING TRANSACTIONS

On December 1, 2005 Smurfit Kappa Group (SKG) was formed with the merger of the operations of Jefferson Smurfit Group (JSG) and Kappa. The completion of the merger was financed through a new senior credit facility for the combined group. The senior credit facility comprises a €443 million amortizing A Tranche maturing in 2012, a €1,143 million B Tranche maturing in 2013 and a €1,143 million C Tranche maturing in 2014. In addition the facility includes €875 million in committed lines including a €600 million revolving credit facility of which €4.25 million was drawn under ancillary facilities or facilities supported by letters of credit, and a €275 million restructuring facility of which €103 million was borrowed, as at June 30, 2007.  In the year ended December 31, 2006, €33 million was repaid on the Tranche A facility, €32 million of which was funded from the net proceeds of EU regulatory disposals.  In June 2007, €1 million was repaid on the Tranche A facility.

The proceeds of the senior credit facility were used (a) to refinance 10.625% Senior Subordinated Notes and 12.5% Senior Subordinated Discount Notes due 2009 of Kappa Beheer B.V. (“the Kappa Bonds”) (b) to refinance existing JSG and Kappa senior credit facilities (c) to fund the cash consideration payable to the Kappa shareholders and (d) to fund the costs associated with the merger.

In March 2007, SK Funding completed a tender offer for up to US$470 million of its outstanding 9.625% Dollar Senior Notes due 2012 (the “Dollar senior notes”) and up to €219 million of its outstanding 10.125% euro Senior Notes due 2012 (the “euro senior notes”). In April 2007, SK Funding completed a further tender offer for up to US$208 million of its outstanding Dollar senior notes and up to €98 million of its outstanding euro senior notes. Upon completion of the second tender offer, US$72 million aggregate principal amount of Dollar senior notes and €33 million of euro senior notes remained outstanding.  SK Funding used the net proceeds from the initial public offering proceeds that it received from SKG plc to finance the repurchase of notes and to pay fees and expenses related to the tender offers.  On July 19, 2007 SK Funding launched a tender offer for all of the remaining euro 10.125% and US Dollar 9.625% senior notes.  This tender closed on August 16, 2007, resulting in the repayment of €29 million of the euro 10.125% senior notes and $72 million of the US Dollar 9.625% senior notes.  The repayment was funded by a drawdown under tranches B and C of the senior credit facility.

7. CONVERTIBLE  EQUITY

In September 2002, the then holding company of the Group, Smurfit Kappa Corporation Limited (SKCL), adopted the 2002 Management Equity Plan (the ‘2002 Plan’). The 2002 Plan provided for the issuance of convertible equity shares for a nominal value of €0.001 each through long-term equity incentive awards to eligible employees, officers, and directors (‘Participants’). Each award was comprised of class A, class B and class C convertible shares in SKCL, proportioned as 40%, 40% and 20%, respectively. Class A convertible shares vest over a three year period ending on December 31, 2007. Class B and class C convertible shares vest over the same time period if certain internal rate of return performance requirements are met. Vesting for all three classes of convertible shares is conditional on the Participant remaining employed by the Group. On vesting, each class of convertible shares would automatically convert into class D convertible shares. Subject to certain criteria, these class D convertible shares could then be converted into ordinary shares of SKCL upon payment of an agreed upon conversion price. Each award has a life of seven years from the date of issuance of the class A, class B or class C convertible shares. Also, certain restrictions apply on transferring convertible or ordinary shares. When a Participant terminates employment, SKCL reserves the right to redeem or purchase the convertible shares and any ordinary shares issued as a result of conversion.

In February 2004, the 2002 Plan was amended (the ‘2004 Plan’) and restated to, among other things, provide a clause that creates variability in the exercise price for the equity awards based upon interest accrued on the senior PIK notes of SK Holdings. In addition, the awards were exchanged for an identical number of shares in Smurfit Kappa Investments Limited (formerly known as Smurfit Kappa Group Limited) (“SKIL”), the then new holding company of the Group in 2005. These changes to the 2002 Plan took effect in February 2005 when a corporate restructuring occurred. All other significant terms and conditions of the 2002 Plan remained unchanged with the amendment.

In December 2005, the 2004 Plan was amended (the ‘2005 Plan’). In this amendment SKIL gave Participants the opportunity to exchange their awards of class A, class B and class C convertible shares for an equal number of class E, class F and class G convertible shares having basically the same terms and conditions. Participants had to exchange their entire award, not just a particular class of convertible shares.

The main changes to the vesting conditions were that the vesting dates were changed to the three years ending December 31, 2010 and the performance criteria for the class F and class G convertible shares were slightly different to those for the class B and class C convertible shares, which they replaced. Additionally, SKIL introduced class H convertible shares, which automatically convert into class I convertible shares upon vesting which then can be converted into ordinary shares of SKIL. The vesting provisions for class H convertible shares are similar to class F convertible shares except that once converted into class I convertible shares, they are not subject to the variable exercise price that the other classes of convertible shares possess. The life of awards of the class E, F, G, and H convertible shares ends on December 1, 2012. All other significant terms and conditions of the 2004 Plan remained unchanged with the amendment. The opportunity to exchange the convertible shares under the 2005 Plan occurred in the first quarter of 2006.

In February 2007, the awards were exchanged for an identical number of shares in SKG plc, the new holding company of the Group. In March 2007, prior to the IPO of SKG plc, the 2005 Plan was amended (the ‘2007 Plan’), whereby, upon the IPO taking effect, all of the B, C, F, G and H convertible shares that were not converted to D or I convertible shares would be re-designated as A1, A2 and A3 convertible shares (as to one-third of each aggregate holding in respect of each class). The A1, A2 and A3 convertible shares will automatically convert on a one-to-one basis into D convertible shares on the first, second and third anniversaries respectively of the IPO, provided their holder remains an employee of the Group at the relevant anniversary. The D convertible shares resulting from these conversions are convertible on a one-to-one basis into ordinary shares, at the instance of the holder, upon the payment by the holder of the agreed conversion price. The life of the D convertible shares arising from the vesting of these new classes of convertible share ends on March 20, 2014.

Upon the IPO becoming effective, all of the class A, E, F and H convertible shares and 80% of the class B convertible shares vested and were converted into D convertible shares.  The class C, class G and 20% of the class B convertible shares did not vest and were re-designated as A1, A2 and A3 convertible shares as explained above.

Subject to certain conditions the convertible shares may become vested at the discretion of the board of directors of SKG plc at any time. The plans provide for equity settlement only, no cash settlement alternative is available.

In March 2007, SKG plc adopted the 2007 Share Incentive Plan (the ‘2007 SIP’). Incentive awards under the 2007 SIP are in the form of New Class B and New Class C convertible shares issued in equal proportions to participants at a nominal value of €0.001 per share. On satisfaction of specified performance criteria the New B and New C convertible shares will automatically convert on a one-to-one basis into D convertible shares. The D convertibles may be converted by the holder into ordinary shares upon payment of the agreed upon conversion price. The conversion price for each D convertible share is the market value of an ordinary share on the date the participant was invited to subscribe less the nominal subscription price. Each award has a life of ten years from the date of issuance of the New Class B and New Class C convertible shares. When a Participant terminates employment, SKG plc reserves the right to redeem or purchase the convertible shares issued as a result of conversion.

As of June 30, 2007, SKG plc had issued 13,122,583 convertible shares in total, 10,373,383 under the 2002 Plan, as amended and 2,749,200 under the 2007 SIP.

A summary of the activity under the 2002 Plan, as amended, for the period since allotment to June 30, 2007 is presented below.

Shares 000’s	Class of Convertible shares
	A	B	C	D	E	F	G	H	A1	A2	A3	Total
Apr. 2003 Allotted	3,118.9	3,118.9	1,559.5	—	—	—	—	—	—	—	—	7,797.3
Oct. 2003 Allotted	176.3	176.3	88.0	—	—	—	—	—	—	—	—	440.6
Balance Dec. 2003	3,295.2	3,295.2	1,647.5	—	—	—	—	—	—	—	—	8,237.9
Mar. 2004 Allotted	41.5	41.5	20.8	—	—	—	—	—	—	—	—	103.8
Balance Dec. 2004	3,336.7	3,336.7	1,668.3	—	—	—	—	—	—	—	—	8,341.7
Dec. 2005 Allotted	—	—	—	—	—	—	—	2,062.9	—	—	—	2,062.9
Converted	(170.4)	—	—	170.4	—	—	—	—	—	—	—	—
Balance Dec. 2005	3,166.3	3,336.7	1,668.3	170.4	—	—	—	2,062.9	—	—	—	10,404.6
Feb. 2006 Exchanged	(2,825.6)	(2,825.6)	(1,412.8)	—	2,825.6	2,825.6	1,412.8	—	—	—	—	—
Converted	(112.1)	—	—	112.1	—	—	—	—	—	—	—	—
Converted & reissued	(97.9)	(97.9)	(48.9)	—	97.9	97.9	48.9	—	—	—	—	—
Balance Dec. 2006	130.7	413.2	206.6	282.5	2,923.5	2,923.5	1,461.7	2,062.9	—	—	—	10,404.6
Vested into D	(130.7)	(330.6)	—	8,371.2	(2,923.5)	(2,923.5)	—	(2,062.9)	—	—	—	—
Converted into A1, A2 & A3	—	(82.6)	(206.6)	—	—	—	(1,461.7)	—	583.7	583.7	583.6	—
Converted into Ordinary shares	—	—	—	(31.2)	—	—	—	—	—	—	—	(31.2)
Balance Jun. 2007	—	—	—	8,622.5	—	—	—	—	583.7	583.7	583.6	10,373.4

Exercisable Jun. 2007	—	—	—	8,622.5	—	—	—	—	—	—	—	8,622.5

The exercise price for all D convertible shares other than those derived from Class H convertibles at June 30, 2007 was €4.28. The exercise price for D convertible shares derived from Class H convertibles was €5.69 at June 30, 2007. The weighted average remaining contractual life of all the awards issued under the 2002 Plan, as amended, at June 30, 2007 was 5.46 years.

A summary of the activity under the 2007 SIP, for the period ended June 30, 2007 is presented below:

Shares 000’s	Class of Convertible shares
	New B	New C	Total
April 2007 Allotted	424.2	424.2	848.4
May 2007 Allotted	950.4	950.4	1,900.8
Balance June 2007	1,374.6	1,374.6	2,749.2

Exercisable June 2007	—	—	—

The exercise price for all New B and New C convertible shares upon vesting at June 30, 2007 was €18.28. The weighted average remaining contractual life of all the awards issued under the 2007 SIP at June 30, 2007 was 9.82 years.

8.   US GAAP RECONCILIATIONS

The Group will prepare consolidated financial statements for the year ended December 31, 2007 and subsequent years in accordance with IFRS as adopted by the EU, IFRIC interpretations adopted by the EU, and with those parts of the Companies Acts applicable to companies reporting under IFRS.

The Group’s consolidated financial information has been prepared in accordance with the accounting policies that the Group expects to adopt for the 2007 year end. These accounting policies are consistent with the policies of SKG plc and were published in SKG plc’s prospectus dated March 13, 2007, which is available on its website www.smurfitkappa.com.

IFRS differs in certain significant respects from US GAAP. The adjustments necessary to state net loss in accordance with US GAAP for the six month periods ended June 30, 2007 and 2006 and shareholders’ equity in accordance with US GAAP at June 30, 2007 and December 31, 2006 are shown below. The following provides a summary explanation of the significant adjustments.

Goodwill

Under IFRS, goodwill arising in respect of acquisitions completed prior to January 1, 2004 (being the transition date to IFRS) is included at its deemed cost, which equates to its net book value recorded under previous GAAP. In line with the provisions applicable to a first-time adopter under IFRS 3 Business Combination, goodwill amortization ceased with effect from the transition date.

Under US GAAP, the Group applies SFAS 141 and 142, both of which were effective for fiscal years beginning after December 15, 2001. Under these rules, goodwill is no longer amortized, but is subject to annual impairment testing. In addition, impairment tests are also required at other dates if indicators of impairment are present. Both the US GAAP and IFRS impairment tests for 2006 indicated that no impairment of goodwill had occurred during the year. As no other indicators of impairment have been identified, the Group will perform the annual impairment test in the third quarter of 2007.

Rollover investment by SKG management

Under US GAAP, because of the application of the EITF issue 88-16 Basis in Leverage Buyout Transactions only partial purchase accounting applied to the acquisition of JSG in 2002. The approximate 8% rollover investment by senior management shareholders would be valued at their predecessor basis in JSG as opposed to the inherent new basis in its successor. The primary effect of that adjustment is to reduce goodwill and shareholders’ equity in accordance with US GAAP. Under IFRS, no such adjustment is necessary.

Scope of consolidation — push-down on PIK notes

On December 1, 2005, SKIL, SK Acquisitions and the shareholders of Kappa Holding B.V. (Kappa) concluded an agreement resulting in the merger of operations of both groups of companies. The merger was completed through the issue of shares by SKIL and the payment of consideration comprising cash of approximately €238 million and an €89 million subordinated promissory note, primarily to Kappa’s former shareholders. These 9% shareholder PIK notes due December 2016 were repaid during the six month period ended June 30, 2007.

In January 2005, SK Holdings completed an offering of €325 million in aggregate principal amount of 11.5% senior PIK notes due 2015. Through a series of transactions substantially all of the net proceeds were paid to the shareholders by means of a capital reduction. These 11.5% senior PIK notes were repaid during the six month period ended June 30, 2007.

Under IFRS, transactions of both SKIL and SK Holdings are not consolidated in the Group’s consolidated financial information under SIC 12 Consolidation — Special Purpose Entities. Under US GAAP in certain circumstances, parent company third party debt and associated costs would be pushed-down to the reporting entity.

Effectively, the Group is deemed to absorb the majority of the risk of certain of the debt transactions of SK Holdings and SKIL. As such, the aforementioned debt transactions have been pushed down into the consolidated financial statements for US GAAP reporting purposes. The SK Holdings transaction is reflected as an increase of outstanding debt with the resulting proceeds treated as a distribution to shareholders. The SKIL transaction is reflected as an increase in outstanding debt with an equal reduction in equity. The accrued interest with these notes is recorded in the income statement.

Both the 11.5% senior PIK notes and the 9% shareholder PIK notes were repaid by SKG plc during the six month period ended June 30, 2007.  Settlement of these notes by SKIL and SK Holdings has been reflected as paid-in capital in the Group’s consolidated statements under US GAAP.

Biological assets

Under IFRS, the Group’s forest assets in the form of standing trees are recorded at fair value on the balance sheet with changes in fair value recorded in the income statement. The land on which the trees grow is recorded at cost.

Under US GAAP, timber and timberlands are recorded at cost, and reforestation cost is capitalized, less depletion for the cost of timber harvested. Depletion is computed by the units-of-production method.

Provisions

Under IFRS and US GAAP, provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Under IFRS, where the effect of time value of money is material, the amount recognized is the present value of the estimated expenditures. According to US GAAP, discounting of provisions is allowed when the timing of cash flow is certain.

The Group from time to time puts into effect corporate reorganization and restructuring plans. The principal difference between IFRS and US GAAP with respect to accruing for restructuring costs is that IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas US GAAP requires that each type of cost is examined individually to determine when it may be accrued.

Cogeneration facilities

In conjunction with its transition to IFRS, the Group has applied IFRIC 4 Determining whether an arrangement contains a lease. Certain energy cogeneration contracts have been considered as containing a lease that is accounted for as a finance lease in accordance with IAS 17 retrospectively from January 1, 2004.

Under US GAAP, EITF 01-08 Determining Whether an Arrangement Contains a Lease is effective for the Group prospectively for contracts entered into or significantly modified after January 1, 2004.

Share-based payments

Under IFRS the fair value of share-based payment arrangements is measured at the date of grant and expensed over the expected vesting period. The convertible shares of the Company fall within the scope of IFRS 2 Share-based Payment. Under IFRS, the Group has no cash settled share-based payment transactions, as a result the expense is credited to the Share-based payment reserve which is included in equity.

US GAAP (SFAS 123 (Revised 2004) Share-Based Payment), is similar to IFRS however share-based payment arrangements whose vesting conditions contain certain indexed measures are treated as cash settled. The convertible shares of the Company contain vesting conditions which are dependent on growth in the Consumer Price Index of Ireland. As a result, their fair value is remeasured at each period end and the related expense is amended accordingly. The counterpart of the expense is credited to liabilities and not to equity.

Expenses paid by principal shareholders

In June 2007, a cash amount totaling approximately €5.8 million was awarded to the Executive Directors and the Company Secretary by the major shareholders Madison Dearborn Capital Partners and Smurfit Kappa Feeder G.P. Limited in connection with the successful flotation of the company.  The Group has reflected this as an expense in the six months ended June 30, 2007 with a corresponding credit to paid-in capital under US GAAP in accordance with SAB Topic 5-T Accounting for Expenses or Liabilities Paid by Principal Shareholders.  No such expense is recognized under IFRS.

Retirement benefits

Under IFRS, the liabilities and costs associated with the Group’s post employment defined benefit pension plans (both funded and unfunded) are assessed by professionally qualified actuaries using the projected unit credit method. Actuarial assumptions based on market expectations at the balance sheet date are used for these valuations. The discount rates employed in determining the present value of the schemes’ liabilities are obtained by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with those of the associated post employment benefit obligations. Plan assets are valued at fair value by measuring at the bid value at the balance sheet date. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is recognized in arriving at operating profit or loss. The expected returns on the schemes’ assets and the increase during the period in the present value of the schemes’ liabilities arising from the passage of time are recognized as components of finance income and finance cost respectively. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized income and expense.

For US GAAP reporting purposes the Group adopted SFAS No. 158 (‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)’) (SFAS 158), with effect from December 31, 2006. Similar to IFRS, SFAS 158 requires that the funded status of defined benefit post retirement plans (other than multiemployer plans) be recognized on the Group Balance Sheet, and that changes in the funded status be reflected in comprehensive income in the year in which the changes occur. The standard also requires measurement of the funded status of these plans as at the date of the balance sheet. The adoption of SFAS 158 resulted in a reduction in the liability in accordance with US GAAP of €104 million.

As a result of this change, under US GAAP, the main differences with IFRS relate to the amortization of accumulated gains/losses and prior service costs/credit in the Group Income Statement.

Taxation

The fundamental basis of recognizing deferred taxes is similar under IFRS and US GAAP, however certain detailed differences exist. The primary differences between IFRS and US GAAP in relation to deferred taxation for the Group result from carrying value differences between the two GAAPs on those items summarized above.

In July 2006, the FASB issued Final Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes’ (‘FIN 48’). FIN 48 is an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in US GAAP financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective from January 1, 2007. Differences between the amounts recognized in the Consolidated Balance Sheets prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The adoption of FIN 48 resulted in an increase in our tax provision of €12.3 million at January 1, 2007 and €8.1 million at June 30, 2007 under US GAAP, resulting in a reduction in the tax expense of €4.2 million for the six months ended June 30, 2007 arising from application of FIN 48.

The following is a summary of the significant adjustments to net loss and shareholders’ equity which would be required if US GAAP were to be applied instead of IFRS.

Net loss

	6 months to	6 months to
	June 30, 2007	June 30, 2006
	€’000	€’000

Net loss reported in the Group Income Statement	(10,760)	(37,301)

Management rollover investment	295	307
PIK interest	(28,700)	(25,015)
Biological assets	(1,968)	(4,027)
Share-based payments	62	—
Expenses paid by principal stockholders	(5,800)	—
Cogeneration facilities	(1,571)	(1,304)
Provisions	113	8,580
Retirement benefits	(352)	(3,524)
Taxation	5,301	(6,912)
Other	(2,672)	(3,756)
Net loss as adjusted to accord with US GAAP(1)	€(46,052)	€(72,952)

(1)             Net loss under US GAAP for the six months ended June 30, 2006 has been adjusted by €45.3 million to that previously reported in our 6-K/A filed on January 5, 2006.  This arises from certain fourth quarter adjustments reflected under previous GAAP which have been reflected in the IFRS results for the six months ended June 30, 2006.

Shareholders’ equity

	June 30, 2007	December 31, 2006
	€’000	€’000

Shareholders’ equity as reported in the Group Balance Sheet	1,997,413	993,886

Goodwill	202,609	202,609
Management rollover investment	(74,075)	(74,370)
Push down of PIK notes	—	(494,043)
Biological assets	(9,581)	(7,613)
Share-based payments	62	—
Cogeneration facilities	(2,924)	(1,353)
Provisions	(2,175)	(2,288)
Retirement benefits	3,332	4,305
Taxation	(1,831)	848
Other	—	5,224
Shareholders’ equity adjusted to accord with US GAAP	€2,112,830	€627,205

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report covers the results of SK Funding, together with its subsidiaries.  Comparability of the operating results for the quarter and the six months ended June 30, 2007 and June 30, 2006 is impacted to some extent by the closures effected during 2006 as part of the restructuring programme undertaken in Europe following the merger and by the disposal in early October 2006 of the operations required to be sold under the terms of the E.U. approval of the merger of the operations of JSG and Kappa. There are no discontinued operations in the period.

GENERAL

The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, demand is adversely affected by an economic slowdown.

Historically, the market for containerboard has been highly cyclical. This cyclicality has arisen, in part, from the capital intensity of facilities such as paper mills, which generally result in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and commissioning of a new mill, the commodity-like nature of containerboard and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity.

The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant, although the merger of JSG and Kappa has materially increased our market share and scale. The industry is comprised of large, vertically integrated paperboard and packaging products companies and numerous smaller independent companies. The industry is particularly sensitive to price fluctuations as well as other factors.

MARKET OVERVIEW

SK Funding’s results for the second quarter and the six months to June 2007 reflect the continued strong demand environment in Europe and the benefit of the positive price momentum, which developed from the last quarter of 2005. The benefit of higher selling prices for our mills has been partly offset, however, by higher raw material prices in 2007 while our corrugated operations face the challenge of recovering the containerboard prices increases through higher box prices.

Overall trading in the first half of 2007 is significantly ahead of the same period in 2006. This reflects balanced capacity and tight market conditions in recycled containerboard in Europe, together with strong corrugated demand. Price increases in recycled containerboard have been implemented during the first half, in part to recover the consistent upward pressure on recovered paper and energy prices. Corrugated prices are being progressively increased to recover containerboard prices increases. The implementation of corrugated price increases is always a slower process than the implementation of containerboard price increases. While overall price momentum is good, there is some margin pressure within our corrugated system as current box pricing does not yet fully reflect higher containerboard prices.

European packaging continues to benefit from the increasing balance between supply and demand in European recycled containerboard. Over the past 18 months, it is estimated that in excess of 1.5 million tonnes of higher cost capacity was removed from the market, representing close to 8% of available industry capacity. A more balanced market has allowed producers recover significant increases in input costs, primarily recovered paper and energy, by implementing containerboard price increases. Recovered paper prices have, for example, increased by approximately 30% (€20 per tonne) for the first half of 2007. Two consecutive recycled containerboard price increases, of €30 per tonne each, were also implemented in the first half of 2007.  A further price increase of €40 per tonne has been announced for September, 2007 as a result of tight markets and a further increase in recovered fiber costs.

The kraftliner market in Europe is more difficult. US kraftliner imports increased 15% year-on-year during the first quarter of 2007 and this level of imports sustained during the second quarter. This increase in US imports reflects the relative weakness of the US dollar and slow domestic US demand. SK Funding’s performance was also impacted by a fire at the Facture mill which resulted in significant unplanned downtime. The impact of this fire was covered by the Group’s insurance arrangements. As a result of the sharp increase in US imports, the planned kraftliner price increase was not achieved during the first half.

SK Funding’s total European kraftliner volumes declined 10% in the first half compared to the same period in 2006. This primarily reflects fire related downtime at the Facture mill. Excluding the impact of Facture, volumes increased 3% in the first half compared to the same period in 2006 with demand proving to be strong. SK Funding’s European recycled containerboard volumes, excluding the impact of disposals and closures, also increased 3% in the first half compared to the same period in 2006.

As an integrated corrugated manufacturer, containerboard price increases have resulted in increasing input costs for SK Funding’s corrugated operations resulting in near-term margin compression. In corrugated, SK Funding experienced lower volume growth than the market during the first quarter reflecting a strong and disciplined stance on pricing. However, SK Funding’s volumes improved in the second quarter, reflecting strong corrugated demand, especially in the UK, Benelux and Germany, as a result of broader market growth.

SK Funding’s European corrugated volumes, excluding the impact of disposals and closures, increased approximately 1.3% in the first half compared to the same period in 2006. First half growth of 1.3% also compares to 2.6% broader market growth in the same period, with the lower SK Funding figures reflecting the strong continued push for price recovery. The clear priority for the second half of 2007 is to continue to implement the necessary corrugated price increases required to recover these input cost increases. SK Funding achieved an increase of approximately 4% in corrugated prices for the first half of 2007.

In Latin America, SK Funding’s operations benefited from a combination of higher sales volumes and higher average selling prices during the first half of the year relative to the comparable period in 2006, which contributed to increased earnings growth for the region.

While market conditions vary from country to country, demand growth was generally strong across the Latin American region with the Group’s operations reporting growth in revenue and earnings year-on-year. SK Funding’s Latin American operations reported a good performance in the first and second quarter with containerboard volumes 6.8% higher in the first half than in the same period in 2006. SK Funding’s corrugated volumes in Latin America increased in the second quarter and first half on 2006 with first half volumes increasing 7.2% year-on-year.

Mexico, Colombia and Argentina experienced growth rates of between 6% and 15% in the first half of 2007, with positive price momentum in each market. In Venezuela and the Dominican Republic, volumes declined somewhat on 2006 levels. However, these declines were more than compensated for by higher product pricing.  Argentina’s growth rate slowed year-on-year reflecting the country’s current energy crisis. However, the first half financial performance showed a small increase on the same period in 2006.

SK Funding’s specialties business comprises those European mills which produce grades of paper other than containerboard together with related converting operations. These principally comprise the Group’s graphicboard mills, solidboard, boxboard and paper sack businesses and the Group’s bag-in-box operations.

The financial performance of SK Funding’s specialties business, in the first half, declined on the comparable period in 2006. This primarily reflects a reduced level of profitability in the solidboard operations against a backdrop of competitive market conditions, SK Funding’s strong focus on restoring acceptable end product pricing and the absence in 2007 of one solidboard operation, which was sold as required by the EU following the JSG/Kappa merger. The performance of the specialties business is also being impacted by rising recovered paper costs. While board prices have increased year-on-year, further price initiatives are required to recover the increase in input costs. SK Funding’s strong and disciplined stance on pricing is having a consequent negative impact on volumes.

SK Funding’s sack business also operates in a highly competitive environment. Sack kraft paper prices continue to increase as a result of a very good balance between supply and demand. However, on the converting side, a fragmented competitive market means that paper price increases are not being effectively implemented.

SK Funding’s boxboard business had an improved second quarter and first half. Product prices are trending upwards under pressure from rising input costs, while market conditions remain competitive.

SK Funding’s bag-in-box business reported strong growth in volumes in the first half and is currently operating at full capacity. SK Funding has concluded an agreement to acquire a further business in this sphere subject only to regulatory clearance. This will further underpin the growth in this area.

ACQUISITIONS AND DISPOSALS

The Group acquired a corrugated box plant in Romania in the first half, with a market share of 5% in Romania. This acquisition provides SK Funding with an entry to the Romanian market and progress towards the Group’s objective of growth in Eastern Europe.

The Group also concluded an agreement subject to regulatory clearance to acquire a bag-in-box operation in Europe. On completion of this acquisition, this business will be merged with the Group’s existing and fast growing bag-in-box division. It will provide a broader platform for further growth and development of this business in Europe. The higher growth regions of Eastern Europe and Latin America remain a key focus for the Group.

The Group completed a number of asset and non-core business disposals during the first half including a number of property sales. Total consideration for these disposals was in excess of €20 million. The Group continues to actively focus on disposing of non-core and non-strategic assets and expects to make further announcements in the second half.

EFFICIENT CAPACITY MANAGEMENT & CAPITAL EXPENDITURE

Following the closure of significant, higher cost capacity during 2006, SK Funding announced further capacity closures during the first half of 2007. During the first quarter, SK Funding announced the closure of a mill in Alaincourt, France, with capacity of 90,000 tonnes of recycled containerboard. SKG will use the machine from this mill to replace another machine within its system resulting in a net annual reduction of approximately 50,000 tonnes.

SK Funding also closed two corrugated plants, a solid board machine, and a solid board packaging operation during the first half. Operating cost reduction and further improving the quality of the Group’s existing asset base was the basis for these disposals.

Capital expenditure during the second quarter was approximately €79 million. This compares to €63 million in the second quarter of 2006 and €68 million in the first quarter of 2007. The Group’s first half capital expenditure of €147 million equates to 84% of depreciation in the period. The Group’s full year capital expenditure level is expected to be a little over 90% of depreciation and approximately 4% of full year net revenue.

RESULTS OF OPERATIONS

SECOND QUARTER 2007 COMPARED TO SECOND QUARTER 2006

Revenue from continuing operations amounted to €1,831 million for the second quarter of 2007 compared to €1,754 million in the same period in 2006. The true underlying growth in revenue is understated, however, by the absence in 2007 of operations sold or closed during 2006 and early 2007 and by a net negative currency movement of €7 million.

While the relative weakness of the local currencies in Latin America against the euro reduced regional sales by €13 million, the relative strength of currencies such as Sterling and the Swedish krona accounted for €6 million of the growth in European net sales. Disposals, primarily those required by the E.U. merger control authorities, and closures reduced comparable net sales by approximately €34 million and €3 million, respectively. Although we closed a number of operations during 2006, primarily the four French recycled containerboard mills, the Wiesloch mill in Germany and Lagamill in Sweden, only the latter had an impact on revenue since the other five were fully integrated with our own corrugated plants. Allowing for the impact of disposals, closures and currency, the underlying move in sales revenue was an increase of €121 million. This increase, the equivalent of 6.9%, arose primarily in Europe.

Gross revenue from our packaging segment increased by over 3% from €2,242 million in the second quarter of 2006 to €2,314 million in 2007. This segment comprises our European packaging operations and our Latin American operations in total. With a slightly lower level of internal sales in 2007, third party revenue increased by over 5% year-on-year. Allowing for the impact of disposals, closures and currency, the underlying move in revenue was an increase of approximately €115 million, the equivalent of approximately 8%. Of the disposals required by the E.U. merger control authorities, all but the Loenen solidboard operation were within our Packaging segment.

With overall volumes relatively flat year-on-year in Europe, revenue growth was driven primarily by improved selling prices. On the mill side, recycled containerboard volumes were slightly lower than in 2006 while kraftliner volumes were approximately 5% lower with Facture’s PM-6 starting up again in early April following its temporary shut following a fire at the mill in early January.

Both gross and third party revenue from our specialties segment decreased slightly year-on-year due to the absence in the second quarter of 2007 of the Loenen solidboard operation and of Jonsac, our Swedish paper sack plant which was sold during the first quarter of 2007. Third party revenue decreased from €251 million in the second quarter of 2006 to €246 million in 2007. Allowing for the impact of the Loenen and Jonsac disposals, the underlying year-on-year move was an increase of €6 million - the equivalent of over 2%. Market conditions remain relatively difficult for several of our specialty businesses.

INCOME BEFORE INTEREST EXPENSE AND TAXES

With higher third party revenue in the second quarter of 2007, cost of sales increased also while representing 71.1% of revenue in the second quarter of 2007, compared to 72.0% in 2006.  The lower proportion reflects the positive impact of higher average selling prices in 2007, the benefit of which more than offsets the uplift coming from increased recovered fiber costs. Energy costs were broadly unchanged year-on-year. Gross profit for the second quarter of 2007 amounted to €529.0 million (28.9% of revenue) compared to €491.1 million (28.0% of revenue) in 2006.

Distribution costs in the second quarter of 2007 decreased by €4.0 million to €149.0 million from €153.0 million in 2006. While currency movements added €0.6 million, disposals accounted for €3.2 million of the decrease leaving an underlying decrease of €1.4 million. This decrease, the equivalent of almost 1%, arose in Europe with the benefit partly offset by higher costs in Latin America as a result of increased volumes year-on-year. Within Europe, volumes were relatively flat, largely as a result of lower volumes at Facture in 2007. As a percentage of revenue, distribution costs represented 8.1% in the second quarter of 2007 compared to 8.7% in 2006, with the decrease reflecting the higher average selling prices of the current year.

Administrative expenses in the second quarter of 2007 amounted to €228.8 million compared to €219.7 million in 2006. While currency had only a negligible impact on the move, disposals reduced comparable costs by €5.4 million, leaving an underlying increase of €14.5 million (the equivalent of approximately 7%), €1.7 million of which arose from the higher charge for share-based payments in 2007. For the half-year to June, however, the underlying increase in administrative expenses was less than 1%, when the impact of the higher charge for share-based payments is excluded.

The comparison for the second quarter is distorted by the benefit to 2006 of a credit to administrative expenses of €3.4 million in respect of our pension liabilities in the Netherlands and by relatively larger trading currency gains in Latin America. Conversely, higher costs arose in 2007 in respect of professional fees, primarily in terms of Sarbanes-Oxley compliance. For the quarter, at 12.5% administrative expenses represented an unchanged percentage of sales revenue from 2006.

Other operating income of €7.9 million in the second quarter of 2007 relates mainly to a consequential loss insurance credit booked in respect of Facture.

Pre-exceptional operating profit for the second quarter was €159.1 million compared to €117.9 million in 2006. The total for the second quarter of 2007 comprises profits of €151.7 million and €16.4 million from our packaging and specialties segments respectively less unallocated centre costs of €9.0 million (including a €3.7 million charge in respect of share-based payments). The total for the second quarter of 2006 comprised profits of €107.6 million and €15.8 million from our packaging and specialties segments respectively less unallocated centre costs of €5.6 million (including a €2.0 million charge in respect of share-based payments).

Pre-exceptional operating profit from our packaging segment amounted to €151.7 million in the second quarter of 2007, compared to €107.6 million in 2006. The year-on-year increase of €44.1 million, the equivalent of approximately 41%, primarily reflected the strong improvement in selling prices across our European mill and conversion operations. Profit growth was constrained, however, by the higher than anticipated increase in recovered fiber costs during the current year although these increases in turn resulted in a second recycled containerboard price increase. Although closures and disposals had no material impact on the year-on-year move, the strength of the euro relative to the local currencies reduced our earnings from Latin America by approximately €2.0 million, partly offsetting the underlying improvement in the results from the region.

The pre-exceptional operating profit from our specialties segment amounted to €16.4 million in the second quarter of 2007, compared to €15.8 million in 2006, despite the absence in 2007 of the Loenen solidboard operation, which contributed approximately €0.5 million in 2006. Although profitability improved quarter-on-quarter in 2007, market conditions remain difficult in a number of sectors, particularly solidboard and paper sacks.

Unallocated centre costs at €9.0 million in the second quarter of 2007 were higher than in 2006, partly as a result of the increased charge for share-based payments. In addition, the year-on-year increase reflected higher professional fees in 2007 in respect of Sarbanes-Oxley compliance.

Exceptional items within operating profit amounted to a net negative €25.0 million in the second quarter of 2007 compared to €43.9 million in 2006. The €4.7 million within cost of sales related to the impairment of assets at our Alaincourt mill in France while the exceptional operating income of €5.1 million related to disposal gains, mainly in respect of property in Venezuela and Italy and our Mexican tube and core business. Exceptional other operating expenses of €25.4 million in the second quarter of 2007 comprised reorganization and restructuring costs. These costs relate mainly to the further restructuring of our European operations with provision being made for the closure of the Alaincourt mill in France, our Irish folding carton plant and our Norwegian solidboard packaging plant. The remainder relates primarily to the planned down-sizing of our Dutch solidboard packaging operations.

Exceptional items in the second quarter of 2006 comprised reorganization and restructuring costs of €44.8 million and a disposal gain of €0.9 million. The costs related primarily to four French recycled containerboard mills closed during the quarter and to the on-going rationalization programme within the European corrugated operations. We also booked a net charge of €7.0 million as a result of an adverse ruling in June 2006 in a lawsuit relating to our corrugated plant in the Dominican Republic.

With a combination of the pre-exceptional operating profit of €159.1 million and net exceptional costs of €25.0 million, our total operating profit for the second quarter of 2007 was €134.1 million compared to €74.0 million in 2006.

INTEREST EXPENSE AND TAXES

Pre-exceptional net finance costs amounted to €70.6 million (costs of €117.0 million less income of €46.4 million) in the second quarter of 2007 compared to €71.2 million (costs of €171.5 million less income of €100.3 million) in 2006. While cash interest was lower year-on-year because of a reduced level of debt following the IPO, the benefit was partly offset by currency gains in 2006. With the repayment of the majority of our dollar denominated debt with the proceeds of the IPO, currency movements were relatively modest in 2007.

In 2006, our finance costs included €37.4 million in respect of the loss on cross currency swaps hedging U.S. dollar debt. This was more than offset, however, by finance income of €57.4 million, which related to both hedged and unhedged U.S. dollar debt and reflected the relative strength of the euro against the U.S. dollar. Our finance income in the second quarter of 2007 included a gain of €10.4 million in respect of foreign currency translation gains compared to 2006’s €57.4 million. Exceptional finance costs of €27.0 million arose in the second quarter of 2007 following our use of the proceeds from the IPO to pay down debt. These costs comprise refinancing costs of €17.1 million and the non-cash accelerated amortization of debt costs of €9.9 million.

Boosted by the repayment of a loan to an associate which had been previously written off, our share of associates’ operating profit (after tax) amounted to €5.5 million in the second quarter of 2007 compared to €2.3 million in 2006. Otherwise, our earnings from associates, primarily Duropack, our principal remaining European associate, were broadly unchanged year-on-year.

Including our share of associates’ operating profit (after tax), pre-exceptional profit before income tax was €93.9 million in the second quarter of 2007 compared to €48.9 million in 2006. Including net exceptional costs of €52.0 million, our total result for the second quarter of 2007 was a profit of €42.0 million, compared to €5.1 million in 2006.

Reflecting the improvement in our underlying earnings, the accounting tax charge in the second quarter of 2007 was €8.1 million compared to €3.2 million in 2006. After taxation and minorities, the net profit for the second quarter of 2007 was €30.4 million compared to €170,000 in 2006.

SIX MONTHS 2007 COMPARED TO SIX MONTHS 2006

The year-on-year growth in sales revenue primarily reflected the product price improvements in Europe but also a very strong performance from our operations in Latin America. Revenue from continuing operations amounted to €3,625 million for the six months to June 2007 compared to €3,486 million in the same period in 2006. As in the case of the quarter, the true underlying growth in revenue was understated, by the absence in 2007 of operations sold or closed during 2006 and early 2007 and by a net negative currency movement of €16 million.

While the relative weakness of the local currencies in Latin America against the euro reduced regional sales by €27 million, the relative strength of currencies such as Sterling and the Swedish krona accounted for €11 million of the growth in European net sales.

Disposals, primarily those required by the E.U. merger control authorities, and closures reduced comparable net sales by approximately €61 million. Although we closed a number of operations during 2006, primarily the four French recycled containerboard mills, the Wiesloch mill in Germany and Lagamill in Sweden, only the latter had an impact on revenue since the other five were fully integrated with our own corrugated plants. Allowing for the impact of disposals, closures and currency, the underlying move in sales revenue in the six months was an increase of €216 million. This increase, the equivalent of approximately 6%, arose primarily in Europe although the relative scale of the growth in revenue was greater in Latin America.

Gross revenue from our Packaging segment increased by approximately 4% from €4,462 million in 2006 to €4,636 million in the six months to June 2007. This segment comprises our European packaging operations and our Latin American operations in total. With a slightly lower level of internal sales in 2007, third party revenue increased by 5% year-on-year. Allowing for the impact of disposals, closures and currency, the underlying year-on-year move in revenue was an increase of €215 million. Of the disposals required by the E.U. merger control authorities, all but the Loenen solidboard operation were within our Packaging segment.

With overall volumes relatively flat year-on-year in Europe, revenue growth was driven primarily by improved selling prices. On the mill side, higher recycled containerboard volumes were offset by lower kraftliner volumes, primarily as a result of the temporary shut of Facture’s PM-6, the brown kraftliner machine, following a fire at the mill in early January. The machine re-started production on April 5, but approximately 100,000 tonnes were lost during the closure period. On a like-for-like basis, volumes in our European corrugated operations were slightly higher in the first six months of 2007 compared to the same period in 2006. In Latin America, our operations benefited in 2007 from a combination of higher sales volumes and higher average selling prices.

Both gross and third party revenue from our Specialties segment decreased slightly year-on-year due to the absence in 2007 of the Loenen solidboard operation and to the sale of our Swedish paper sack plant in the first quarter of 2007. Third party revenue decreased from €482 million in the first six months of 2006 to €471 million in 2007. Allowing for the impact of the Loenen and Jonsac disposals, the underlying year-on-year move was a marginal increase of €1 million. Market conditions remain relatively difficult for several of our specialty businesses. An exception to this was our bag-in-box business, which continues to perform well.

INCOME BEFORE INTEREST EXPENSE AND TAXES

With higher third party revenue in the first quarter of 2007, cost of sales increased also while representing 71.6% of revenue in the six months to June 2007, compared to 72.3% in 2006.  The lower proportion results from the positive impact of higher average selling prices in 2007, the benefit of which more than offsets the uplift coming from increased recovered fiber costs. In addition, as in the case of the second quarter, reported energy costs were broadly unchanged year-on-year. Gross profit for the six months to June 2007 amounted to €1,030.2 million (28.4% of revenue) compared to €966.5 million (27.7% of revenue) in 2006.

Distribution costs in the six months to June 2007 decreased by €11.0 million to €298.2 million from €309.2 million in 2006. While currency movements added €0.7 million, disposals accounted for €7.0 million of the decrease leaving an underlying decrease of €4.7 million. This decrease, the equivalent of almost 2% was in turn a combination of lower costs in Europe and higher volume driven costs in Latin America. Within Europe, overall volumes were relatively flat, partly as a result of the temporary shut at Facture from the start of the year to early April. As a percentage of revenue, distribution costs represented 8.2% in the six months to June 2007 compared to 8.9% in 2006, with the decrease reflecting the higher average selling prices of the current year.

Administrative expenses in the six months to June 2007 amounted to €468.2 million compared to €462.8 million in 2006.  With disposals and currency movements accounting for €10.8 million and €0.9 million of the decrease respectively, the underlying year-on-year move was an increase of €17.1 million (the equivalent of 3.7%), of which €12.9 million related to share-based payments. The higher level of share-based payments in 2007 arose primarily in the context of the IPO. The year-on-year increase in administrative expenses is distorted by the benefit in 2006 of certain credits and gains which were not replicated in 2007. As a percentage of revenue, administrative expenses represented 12.9% of revenue compared to 13.3% in 2006, with the decrease reflecting the higher average selling prices of the current year.

Other operating income of €36.2 million in the six months to June 2007 relates mainly to a consequential loss insurance credit booked in respect of Facture.

Pre-exceptional operating profit for the six months to June was €300.0 million in 2007 compared to €194.6 million in 2006. The total for the six months to June 2007 comprises profits of €301.9 million and €23.8 million from our packaging and specialties segments respectively less unallocated centre costs of €25.7 million (including a €6.4 million charge in respect of share-based payments). The total for the six months to June 2006 comprised profits of €183.2 million and €25.8 million from our packaging and specialties segments respectively less unallocated centre costs of €14.5 million (including a €1.6 million charge in respect of share-based payments).

The pre-exceptional operating profit from our packaging segment amounted to €301.9 million in the six months to June 2007, compared to €183.2 million in 2006. The year-on-year increase of €118.7 million, the equivalent of approximately 65%, primarily reflected the strong demand growth and pricing momentum in recycled containerboard and corrugated in Europe. Profit growth was constrained, however, by the higher than anticipated increase in recovered fiber costs during the current year although these increases in turn resulted in a second recycled containerboard price increase, which was implemented in May and June. Although increasing input costs adversely affected margins in the first six months of 2007, they underpin price momentum. While closures and disposals had no material impact on the year-on-year move, the strength of the euro relative to the local currencies reduced our earnings from Latin America by approximately €4.0 million, partly offsetting the underlying improvement in the results from the region.

The pre-exceptional operating profit from our specialties segment amounted to €23.8 million in the six months to June 2007, compared to €25.8 million in 2006. Allowing for the disposal of the Loenen solidboard operation and Jonsac, the overall operating profit for the segment was broadly unchanged year-on-year. Although our bag-in-box business has continued to perform well in 2007, market conditions were relatively difficult in other sectors, particularly solidboard. Overall volumes were lower year-on-year in the conversion plants, which had an adverse knock-on effect on our mills, the performance of which was also impacted by higher recovered fiber costs.

Exceptional items within operating profit amounted to a net negative €35.4 million in the six months to June 2007 compared to €82.8 million in 2006. The €4.7 million within cost of sales related to the impairment of assets at our Alaincourt mill in France while the exceptional operating income of €5.9 million related to disposal gains, mainly in the second quarter of 2007. Disposal gains in the six month to June 2006 amounted to €3.3 million. Exceptional other operating expenses of €36.6 million in the six months to June 2007 comprised reorganization and restructuring costs, which arose largely in the second quarter, and the exceptional costs arising from the IPO. In the six months to June 2006, exceptional other operating expenses amounted to €86.0 million mainly in respect of the major rationalization programme undertaken in Europe in the aftermath of the Smurfit/Kappa merger.

With a combination of the pre-exceptional operating profit of €300.0 million and net exceptional costs of €35.4 million, our total operating profit for the six months to June 2007 was €264.6 million compared to €111.8 million in 2006.

INTEREST EXPENSE AND TAXES

Pre-exceptional net finance costs amounted to €155.1 million (costs of €241.3 million less income of €86.2 million) in the six months to June 2007 compared to €138.6 million (costs of €282.8 million less income of €144.2 million) in 2006. The year-on-year increase reflected the benefit in 2006 of currency gains (net of hedging derivatives) on translation of U.S. dollar debt, which more than offset the interest savings in 2007 following our use of the IPO proceeds to pay down debt. As in the case of the quarter, currency and related cross currency swaps have a much reduced impact in 2007 given the repayment of the majority of our dollar denominated debt with the proceeds of the IPO.

In 2006, our finance costs included €57.8 million in respect of the loss on cross currency swaps hedging U.S. dollar debt. This was more than offset, however, by finance income of €87.6 million, which related to both hedged and unhedged U.S. dollar debt and reflected the relative strength of the euro against the U.S. dollar. In comparison, our finance income in the six months to June 2007 included a gain of only €16.2 million. Cash interest decreased year-on-year, primarily in the second quarter given the timing of the pay down of the debt with higher year-on-year net charges in the first quarter. The overall year-on-year decrease in cash interest reflected the lower level of net borrowing following the IPO but was partly offset by the impact of higher average interest rates in 2007.

Exceptional finance costs of €87.0 million arose in the six months to June 2007 following our use of the proceeds from the IPO to pay down debt. These costs comprise refinancing costs of €64.1 million and the non-cash accelerated amortization of debt costs of €22.9 million.

Boosted by the repayment of a loan to an associate which had been previously written off, our share of associates’ operating profit (after tax) amounted to €6.2 million in the six months to June 2007 compared to €2.8 million in 2006. Otherwise, our earnings from associates, primarily Duropack, our principal remaining European associate, were broadly unchanged year-on-year.

Including our share of associates’ operating profit (after tax), pre-exceptional profit before income tax was €151.1 million in the six months to June 2007 compared to €58.8 million in 2006. Including net exceptional costs of €122.3 million, our total result for the six months to June 2007 was a profit of €28.8 million, compared to a loss of €24.0 million in 2006.

Reflecting the improvement in our underlying earnings, the accounting tax charge in the six months to June 2007 was €32.3 million compared to €8.5 million in 2006. After taxation and minorities, the net loss for the six months to June of 2007 was €10.8 million compared to a net loss of €37.3 million in 2006.

LIQUIDITY AND CAPITAL RESOURCES

Summary cash flows for the second quarter and first half of 2007 are set out in the following table.

	3 months to	3 months to	6 months to	6 months to
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	€ Million	€ Million	€ Million	€ Million
Profit/(loss) before tax - subsidiaries	37	3	23	(27)
Exceptional items	17	25	17	50
Impairment of fixed assets	5	—	5	—
Depreciation and depletion	87	89	176	180
Amortization of intangible assets	10	10	21	21
Non-cash interest expense	14	(13)	26	(27)
Refinancing costs	17	—	64	—
Share-based payments	4	2	17	4
Working capital change	(70)	(67)	(98)	(136)
Current provisions	(23)	(5)	(61)	(5)
Capital expenditure	(79)	(63)	(147)	(140)
Change in capital creditors	(10)	(5)	(48)	(9)
Sale of fixed assets	16	—	18	9
Tax paid	(14)	(11)	(25)	(22)
Dividends from associates	3	3	3	3
Other	(14)	(16)	(29)	(28)

Free cash flow	—	(48)	(38)	(127)

Investments	(2)	—	(3)	(34)
Sale of businesses and investments	4	3	8	4
Capital contribution from SKG plc	—	—	914	—
Repayment of derivatives	(14)	—	(14)	—
Dividends paid to minorities	(2)	(3)	(6)	(6)
Acquisition costs and fees	—	(2)	—	(3)
Transfer of cash from affiliates	13	2	1	—
Refinancing costs	(17)	—	(64)	—

Net cash (outflow)/inflow	(18)	(48)	798	(166)
Net debt disposed	—	—	1	—
Deferred debt issue costs amortized	(13)	(4)	(31)	(9)
Currency translation adjustments	6	54	15	72

(Increase)/decrease in net borrowing	€(25)	€2	€783	€(103)

FREE CASH FLOW

We use the non-GAAP financial measure of “free cash flow” as a measure of operating performance and as a measure of liquidity. EBITDA is our primary measure of operating performance, and we use free cash flow to measure cash flows associated with EBITDA. Free cash flow is used by management to assess and understand our sources and uses of cash and to identify underlying trends in our business. Free cash flow is used by management to assess our ability to generate cash flow to reduce debt and invest in our business.

We believe that this financial measure is important to help us monitor and communicate to investors our efforts as it shows the cash inflows and outflows from our operating activities, distinguishing them from cash inflows and outflows arising from acquisition and disposal activities. The format of this simplified cash flow statement was developed in response to comments received from the users of our financial statements, primarily lenders and analysts, who stated that the detailed statutory cash flow statement included in our financial statements was not user friendly and did not match the models they used for investment decisions.

We define free cash flow as income before tax adding back non-cash expenses which are depreciation, amortization, depletion and impairment of assets and non-cash interest; deducting capital expenditure and adding cash inflows in relation to the purchase or sale of items of property, plant and equipment; deducting corporate taxes paid; adding or deducting the decrease or increase in working capital; other, less significant, items are mainly related to changes in other long term liabilities relating to employee postretirement and profit sharing benefits, and dividends received from associates. In addition we adjust for refinancing costs expensed to enable us to show total outflows from refinancing activities (including outflows capitalized as intangible assets) as a single line item in the financing section of the cash flow statement. Similarly, we adjust for the gain or loss on the disposal of businesses to enable us to show the total sale proceeds in the financing section of the cash flow statement.

You should not consider free cash flow in isolation or as a substitute for cash flow from operating activities. In addition, it may not be comparable to similarly described measures used by other entities, as not all companies and analysts calculate this non-GAAP measure in the same way. A reconciliation between net income/(loss) and consolidated statement of cash flows to free cash flow is set out on page 27 of this report.

SECOND QUARTER 2007 COMPARED TO SECOND QUARTER 2006

Free cash flow for the second quarter of 2007 was negligible compared to a net outflow of €48 million in the same period in 2006. The improvement in free cash flow was achieved despite a higher level of capital expenditure in 2007 and the payment of €17 million in respect of reorganization and restructuring charges provided for in 2006. The improved cash flow reflected the higher profits generated by the Group in the second quarter.

The reported profit is after charging further costs in respect of debt re-financing, which followed the IPO. The refinancing costs of €17 million are added back in arriving at free cash flow but then deducted within the financing and investment section of the cash flow, while the non-cash interest expense of €14 million includes €10 million in respect of the accelerated write-off of debt costs relating to the debt paid down.

Capital expenditure at €79 million in the second quarter of 2007 was higher than in 2006, representing 91% of depreciation compared to 71% in 2006. This reflected a different phasing of the spend within the half-year with expenditure representing 84% and 78% respectively in the six months to June 2007 and 2006.

Working capital increased by €70 million in the second quarter of 2007 with higher debtors and stocks offset by higher creditors. The increase in working capital reflected the impact of higher average selling prices across SK Funding’s business base, including the recycled containerboard increase implemented during May and June, as well as some seasonality factors. As a percentage of annualized revenue, working capital of €761 million at June 2007 represented 10.4%, compared to 10.1% at June 2006.

Cash flows from financing and investment activity amounted to a net outflow of €18 million in the second quarter of 2007, with the main outflows being the €14 million repayment of derivatives as part of the refinancing and additional refinancing costs. These outflows were offset by an inflow of €13 million in respect of cash transferred from affiliates. In the second quarter of 2006, cash flows from financing and investment activity were negligible.

With the negligible free cash flow more than offset by the net outflow from financing and investment activity, the result for the second quarter of 2007 was a net cash outflow of €18 million. This outflow was increased by €13 million in respect of the amortization of debt issuance costs (including the accelerated amortization of €10 million) but offset by a positive currency adjustment of €6 million, reflecting a reduction in foreign currency borrowings as a result of the relative strength of the euro. The overall result was an increase of €25 million in net borrowing during the second quarter of 2007.

In the second quarter of 2006, the net cash outflow of €48 million was increased by €4 million in respect of the amortization of debt issuance costs and offset by positive currency movements of €54 million. The overall result was a decrease of €2 million in net borrowing during the second quarter of 2006.

Net borrowing amounted to €3,606 million at June 2007 compared to €3,581 million at March 2007.

SIX MONTHS 2007 COMPARED TO SIX MONTHS 2006

Free cash flow, for the first six months of 2007 was a net outflow of €38 million compared to a net outflow of €127 million in the same period in 2006. The improvement in free cash flow reflects a combination of the higher profits generated in 2007 and a lower working capital outflow as partly offset by higher outflows for capital creditors and current provisions, primarily in respect of reorganization and restructuring charges provided for in 2006.

The underlying improvement in year-on-year profitability is masked by the significant finance costs incurred in 2007 in respect of the early paydown of debt following the IPO in March. These costs comprise refinancing costs of €64 million, which are added back in arriving at free cash flow but then deducted within the financing and investment section of the cash flow, and €23 million in respect of the accelerated write-off of debt costs relating to the debt paid down.

Capital expenditure at €147 million in 2007 represented 84% of depreciation compared to 78% in 2006. Working capital increased by €98 million in the half-year to June 2007 with higher debtors and stocks offset by higher creditors. The comparative increase in 2006 was €136 million. The increase in working capital over the first six months of 2007 reflected the impact of higher average selling prices across SKG’s business base and an element of seasonality as a result of the higher level of trading activity mid-year. As a percentage of annualized revenue, working capital of €761 million at June 2007 represented 10.4%, compared to 9.0% at December 2006 and 10.1% at June 2006.

The impact of the equity contribution following the IPO by SKG plc is seen within the financing and investment activity section of the cash flow, with the contribution of €914 million partly offset by the refinancing costs of €64 million in respect of the early paydown of debt. As noted in the context of the Group Income Statement, exceptional interest costs of €87 million comprise the refinancing costs and a charge of €23 million in respect of the accelerated amortization of debt costs.

Otherwise, apart from an outflow of €14 million in respect of the repayment of derivatives, cash flows from financing and investment activity were relatively modest in the half-year to June 2007 while the main outflow in 2006 was the payment of €34 million in deferred consideration to the former Kappa shareholders. Cash flows from financing and investment activity resulted in a net inflow of €836 million in 2007 compared to a net outflow of €39 million in the first half of 2006.

With the large inflow from financing and investment activity more than offsetting the negative free cash flow, the result for the first half of 2007 was a net cash inflow of €798 million. This inflow was increased by a positive currency movement of €15 million while offset by €31 million in respect of the amortization of debt issuance costs (including the accelerated amortization of €23 million). The overall result was a decrease of €783 million in net borrowing in the first half of 2007.

In the first half of 2006, the negative free cash flow and the outflow from financing and investment activity resulted in a net cash outflow of €166 million. This outflow was increased by €9 million in respect of the amortization of debt issuance costs and offset by positive currency movements of €72 million. The overall result was an increase of €103 million in net borrowing in the first half of 2006.

RECONCILIATION OF NET INCOME TO FREE CASH FLOW

	3 months to	3 months to	6 months to	6 months to
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
	€ Million	€ Million	€ Million	€ Million

Cash flows from operating activities
Net losses	33	2	(4)	(32)
Adjustment for
Taxation	8	4	32	9
(Profit) on sale of assets and businesses - continuing operations	(5)	(1)	(6)	(3)
Amortization of government grants	—	—	(1)	(1)
Impairment of property, plant and equipment	5	—	5	—
Share-based payments	4	2	17	4
Amortization of intangibles	10	10	21	21
Share of profit of associates	(5)	(2)	(6)	(3)
Depreciation charge	85	90	175	183
Net finance costs	98	72	242	139
Change in inventories	(44)	(6)	(68)	(37)
Change in biological assets	2	(1)	1	(2)
Change in trade and other receivables	(88)	(73)	(198)	(123)
Change in trade and other payables	62	18	168	29
Change in provisions	(1)	12	(43)	38
Change in employee benefits	(13)	(8)	(22)	(16)
Foreign currency translation adjustments	—	(7)	—	(8)

Cash generated from operations	151	112	313	198
Interest paid	(93)	(88)	(248)	(176)
Income taxes paid:
Irish corporation tax paid	(1)	—	(1)	(1)
Overseas corporation tax (net of tax refunds) paid	(13)	(10)	(24)	(20)

Net cash inflow from operating activities	44	14	40	1

Interest received	5	4	11	8
Purchase of property, plant and equipment, biological assets and intangible assets (including capital creditors)	(85)	(69)	(191)	(150)
Exclude new finance leases	(4)	—	(4)	—
Disposal of property plant and equipment	16	—	18	9
Dividends received from associates	3	3	3	3
Interest on non IFRS 7 short term debt	4	—	21	2
Add back: Refinancing costs	17	—	64	—
Free cash flow	€—	€(48)	€(38)	€(127)

CAPITAL RESOURCES

The Group’s primary sources of liquidity are cash flow from operations and borrowings under the revolving credit and restructuring facilities. The Group’s primary uses of cash are for debt service and capital expenditures. We expect to be able to fund our debt service and capital expenditures from these sources.

At June 30, 2007 SK Funding had outstanding €33 million 10.125% senior notes due 2012, US$72 million 9.625% senior notes due 2012, €217.5 million 7.75% senior subordinated notes due 2015 and US$200 million  7.75% senior subordinated notes due 2015. In addition Smurfit Kappa Treasury Funding Limited had outstanding US$292.3 million 7.50% senior debentures due 2025 and the Group had outstanding €210 million floating rate notes issued under an accounts receivable securitization program maturing in 2011.

On March 20, 2007 SKG plc received gross proceeds from an initial public offering of its shares of €1.495 billion. The net proceeds of the offering have been used to repay certain indebtedness of the subsidiaries of SKG plc, including SK Funding, together with costs of the initial public offering and costs associated with refinancing and debt repayment.

On March 21, 2007 SKG plc paid off its shareholder PIK obligation of €99.6 million.

On February 14, 2007 SK Funding launched a tender offer for €219 million of its 10.125% euro senior notes due in October 2012 and US$470 million of its 9.625% Dollar senior notes also due in October 2012. On March 21, 2007 the tender offers for €219 million of the 10.125% euro senior notes and US$470 million of the 9.625% Dollar senior notes were settled. The total settlements including tender premium were €236.3 million and US$501.9 million respectively. On March 22, 2007 SK Funding launched a further tender offer for €98 million of its 10.125% senior euro notes due in October 2012 and US$208 million of 9.625% Dollar senior bonds due in October 2012. These tenders were settled on April 24, 2007.  The total settlements including tender premium on the second tender were €105.2 million and US$221.4 million respectively.  Following these tenders the remaining obligations are €33 million under the 10.125% euro senior notes and US$72 million under the 9.625% Dollar senior notes.  On July 19, 2007 SK Funding launched a tender offer for all of the remaining euro 10.125% and Dollar 9.625% senior notes.  The repayment was funded by a drawdown under tranches B and C of the senior credit facility.

SK Acquisitions and certain subsidiaries are party to a Senior Credit Facility. The senior credit facility comprises a €443 million amortising A Tranche maturing in 2012, a €1,143 million B Tranche maturing in 2013 and a €1,143 C Tranche maturing in 2014. In addition the facility includes €875 million in committed lines including a €600 million revolving credit facility of which €4.25 million was drawn under ancillary facilities or facilities supported by letters of credit, and a €275 million restructuring facility of which €103 million was borrowed, as at June 30, 2007.

The following table provides the range of interest rates as of June 30, 2007 for each of the drawings under the various Senior Credit Facility term loans.

Borrowing arrangement	Currency	Interest Rate
Restructuring Facility	EUR	6.01%
Term Loan A	EUR	6.11% - 6.30%
Term Loan B	EUR	6.19% - 6.55%
	USD	7.48%
Term Loan C	EUR	6.69% - 7.05%
	USD	8.10%

Borrowings under the revolving credit facility are available to fund the Group’s working capital requirements, capital expenditures and other general corporate purposes and will terminate in December 2012.

The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and senior subordinated notes, contain financial and other covenants that restrict, among other things, the ability of SK Funding and its subsidiaries to:

•                  incur additional indebtedness and issue preference shares

•                  pay dividends or make certain other restricted payments

•                  consummate certain asset sales

•                  incur liens

•                  enter into certain transactions with affiliates, or

•                  merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

These limitations, together with the highly leveraged nature of SK Funding, could limit corporate and operating activities.

SK Funding believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility and other committed facilities will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that SK Funding’s business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior and senior subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. SK Funding’s future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

INCOME TAX MATTERS

Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures.  Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2006.

At December 31, 2006, we had net operating loss carryforwards of €1,187 million. These loss carryforwards have a tax value of €357 million. Valuation allowances of €173 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized. We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. While the ultimate results cannot be predicted with certainty, we believe that the conclusion of any such challenge will not have a material adverse effect on our consolidated financial condition or results of operations.

RESEARCH AND DEVELOPMENT

We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers’ needs. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In 2006 and 2005, the Group’s research and development costs were approximately €2 million and €4 million respectively.

Impact Of Inflation

We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

RECENT ACCOUNTING DEVELOPMENTS

IFRS

The following standards and interpretations to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after March 1, 2007 or later periods. The Group has not early adopted these standards.

IFRS 8 Operating Segments, which is effective for annual periods beginning on or after January 1, 2009, sets out the requirements for disclosure of financial and descriptive information about an entity’s operating segments, its products and services, the geographical areas in which it operates, and its major customers. IFRS 8 will replace IAS 14 Segment Reporting.

IFRIC 11 IFRS 2—Group and Treasury Share Transactions (effective for annual periods beginning on or after March 1, 2007) addresses two issues: (a) whether certain transactions should be accounted for as equity-settled or as cash-settled under the requirements of IFRS 2 and (b) how share-based payment arrangements that affect more than one company in a group are accounted for in each company’s financial statements. The Group will apply IFRIC 11 from January 1, 2008, which is expected to impact on Group’s deferred taxation position recognized.  However, the Group has not yet determined the magnitude of any such impact.

IFRIC 12 Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008). Service concessions are arrangements whereby a government or other public sector entity grants contracts for the supply of public services—such as roads, airports, prisons and energy and water supply and distribution facilities—to private sector operators. IFRIC 12 addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The Group will apply IFRIC 12 from January 1, 2008 but it is not expected to have an impact on the Group’s accounts.

IFRIC 14 IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after January 1, 2008).  IFRIC 14 limits in certain circumstances the amount of surplus which can be recognized for defined benefit pension plans when minimum funding requirements exist. The Group will apply IFRIC 14 from January 1, 2008, which is expected to impact on the Group’s deferred taxation position recognized.  However, the Group has not yet determined the magnitude of any such impact.

U.S. GAAP

In February 2006, the Financial Accounting Standards Board (‘FASB’) issued SFAS No. 155, ‘Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140,’ (‘SFAS 155’). SFAS 155 amends SFAS No. 133, ‘Accounting for Derivative Instruments and Hedging Activities,’ and SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.’ SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, ‘Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.’ Among other provisions, the new rule (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivates, and (e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for fiscal years beginning after September 15, 2006 and has been adopted by the Group effective January 1, 2007. The adoption of SFAS 155 did not have a material impact on the Group’s consolidated results of operations, financial position and cash flows.

In March 2006, the FASB issued SFAS No. 156, ‘Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140,’ (‘SFAS 156’). SFAS 156 amends SFAS No. 140, ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,’ with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006 and has been adopted by the Group effective January 1, 2007. The adoption of SFAS 156 did not have a material impact on our consolidated results of operations, financial position and cash flows.

In July 2006, the FASB issued Final Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes’ (‘FIN 48’). FIN 48 is an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in US GAAP financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective from January 1, 2007. Differences between the amounts recognized in the Consolidated Balance Sheets prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The adoption of FIN 48 resulted in an increase in our tax provision of €12.3 million at January 1, 2007 and €8.1 million at June 30, 2007 under US GAAP, resulting in a reduction in the tax expense of €4.2 million for the six months ended June 30, 2007 arising from application of FIN 48.

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (‘SFAS 157’). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 does not require any additional fair value measurements; however it eliminates inconsistencies in the guidance provided in previous accounting pronouncements. The Group expects to adopt SFAS 157 effective January 1, 2008, as required. The Group is currently evaluating the impact of adopting SFAS 157, but do not expect its adoption to have a material impact on the Group’s consolidated financial position, results of operations or cash flows.

 In September 2006, the FASB issued SFAS No. 158, ‘ Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)’ (SFAS 158). SFAS 158 requires that the funded status of defined benefit postretirement plans (other than multiemployer plans) be recognized on the Group Consolidated Balance Sheet, and that changes in the funded status be reflected in comprehensive income in the year in which the changes occur; effective fiscal years ending after June 15, 2007. The standard also requires companies to measure the funded status of these plans as of the date of its fiscal year-end, effective for years ending after December 15, 2008. For both of these changes early adoption is encouraged. The Group adopted SFAS 158 with effect from January 1, 2006 in its US GAAP financial statements. The adoption of SFAS 158, changing from the corridor approach to the recognition of the full liability resulted in a reduction in the liability of €104 million.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to voluntarily choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective beginning January 1, 2008, but the Group has not yet decided whether it will adopt this optional standard.

MARKET RISK AND RISK MANAGEMENT POLICIES

The Group is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies. Interest rate risk exposure is managed by achieving an appropriate balance of fixed and variable rate funding. At June 30, 2007, the proportion of the Group’s total borrowing that was at fixed interest rate was 64%.

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies.  Currency exposure is also hedged through the use of currency swaps, options and forward contracts.

Our fixed rate debt comprises mainly €33 million 10.125% senior notes due 2012, US$72 million 9.625% senior notes due 2012, €217.5 million 7.75% senior subordinated notes due 2015, US$200 million 7.75% senior subordinated notes due 2015 and US$292 million 7.50% senior debentures due 2025.  The Group also has €1,780 million in interest rate swaps with a maturity date of more than one year.

Our earnings are affected by changes in short-term interest rates as a result of our floating rate borrowings. If LIBOR interest rates for these borrowings increase by one percent, our interest expense would increase, and income before taxes would decrease, by approximately €15 million on a per annum basis. Interest income on our cash balances would increase by approximately €3 million assuming a one percent increase in interest rates earned on such balances on a per annum basis.  In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, our sensitivity analysis assumes no changes in our financial structure.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’ or ‘should’ or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•                  our substantial leverage and our ability to meet our debt service obligations;

•                  our ability to generate growth or profitable growth;

•                  the availability and price of raw materials;

•                  our ability to integrate our operations and acquisitions successfully;

•                  our exposure to currency and interest rate fluctuations;

•                  our ability to implement our business strategy successfully;

•                  our ability to comply with existing or new environmental regimes in the countries in which we operate;

•                  our liability for violations, known or unknown, under environmental laws;

•                  increased competition from other companies in our industry and our ability to retain or increase our market shares;

•                  our ability to maximize operating and organizational efficiencies; and

•                  general local and global economic conditions.

DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 100 F Street, N.E. Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services.

SK Funding’s annual report on Form 20-F and current reports on Form 6-K and all amendments to those reports are made available free of charge through our website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the SEC.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMURFIT KAPPA FUNDING PLC

Date: August 27, 2007	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer